 Exhibit 99.2
Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.
ZIM INTEGRATED SHIPPING SERVICES LTD.
THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON WEDNESDAY, MAY 12, 2021
KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Eli Glickman and Noam Nativ, and each of them, as agent and proxy for the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of ZIM Integrated Shipping Services Ltd. (the “Company”), standing in the name of the undersigned at the close of business on Monday, April 12, 2021, at the Annual General Meeting of Shareholders of the Company to be held at the Company’s offices, 9, Andrei Sakharov Street, Haifa, Israel, on Wednesday, May 12, 2021, at 2:30 p.m. (Israel time) and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows (the “Meeting”).
A shareholder’s proxy card must be received by the Company no later than Wednesday, May 12, 2021 at 10:30 a.m. Israel time, otherwise it shall not be valid at the Meeting.
The proxies are authorized to vote in their discretion on such other matters as may properly come before the Meeting.
The shares represented by this proxy card will be voted in the manner directed. To the extent permitted by law and applicable stock exchange requirements, if no instructions to the contrary are indicated, the shares will be voted “FOR” all the proposals and in accordance with the discretion of the proxies on such other matters as may properly come before the Meeting.
CONTINUED AND TO BE SIGNED ON REVERSE SIDE
VOTE BY INTERNET — www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.
ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.
VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.
☒
Please mark your votes as in this example.

Proposal 1:
Re-election to the Company’s Board of Directors nine (9) of the directors currently in office.
Re-election of Yair Seroussi to the Company’s Board of Directors.
FOR	AGAINST	ABSTAIN
☐	☐	☐
Re-election of Yair Caspi to the Company’s Board of Directors.
FOR	AGAINST	ABSTAIN
☐	☐	☐
Re-election of Dimitrios Chatzis to the Company’s Board of Directors.
FOR	AGAINST	ABSTAIN
☐	☐	☐
Re-election of Nir Epstein to the Company’s Board of Directors.
FOR	AGAINST	ABSTAIN
☐	☐	☐
Re-election of Flemming R. Jacobs to the Company’s Board of Directors.
FOR	AGAINST	ABSTAIN
☐	☐	☐
Re-election of Dr. Karsten Liebing to the Company’s Board of Directors.
FOR	AGAINST	ABSTAIN
☐	☐	☐
Re-election of Birger Meyer to the Company’s Board of Directors.
FOR	AGAINST	ABSTAIN
☐	☐	☐
Re-election of Yoav Sebba to the Company’s Board of Directors.
FOR	AGAINST	ABSTAIN
☐	☐	☐
Re-election of Regina Ungar to the Company’s Board of Directors.
FOR	AGAINST	ABSTAIN
☐	☐	☐
Proposal 2:
Re-appointment of Somekh Chaikin, an affiliate of KPMG International Cooperative, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.
FOR	AGAINST	ABSTAIN
☐	☐	☐

PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.
Dated: , 2021
(Signature of Shareholder)
(Signature of Shareholder)

Please sign exactly as your name(s) appears on your share certificate. If signing as attorney, executor, administrator, trustee or guardian, please indicate the capacity in which signing. When signing as joint tenants, all parties to the joint tenancy must sign. When the proxy is given by a corporation, it should be signed by an authorized officer.